UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of October 2005

 (Commission File.  No 0-30718).

SIERRA WIRELESS, INC.,
A CANADA CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☐     40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes:  ☐     No:  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: October 28, 2005

2

NEWS RELEASE TRANSMITTED BY CCNMatthews

FOR:       Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

October 27, 2005

Sierra Wireless Appoints Jason Cohenour as President and CEO

Industry Veteran Promoted From Within After Comprehensive Search

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) announces today that Jason W. Cohenour has been selected by the Board of Directors as the company’s President and Chief Executive Officer.

“The company has conducted a comprehensive search process over the past 6 months, and has considered a strong field of candidates, both internal and external” said Peter Ciceri, Chairman of the company’s Board of Directors.  “Jason Cohenour is the right person to lead the company to the next level.”

Jason Cohenour joined Sierra Wireless in 1996, built the company’s carrier, reseller and OEM distribution channels, was promoted to Senior Vice President, Worldwide Sales in 2000 and has served as the company’s Chief Operating Officer since August 2004.  He has cross-functional experience in sales, service, marketing, product management, manufacturing operations, mergers & acquisitions, corporate governance and corporate strategy.

“Sierra Wireless products are already used by millions of customers on dozens of wireless networks in countries all around the world,” said Jason Cohenour, incoming President and Chief Executive Officer.  “I plan to focus the company on the substantial opportunities in our core business and to drive growth, profitability and industry leadership.”

Active in the development of the wireless data industry since 1988, Jason has extensive relationships with the company’s key stakeholders and previously worked in sales and senior management capacities with Ram Mobile Data and with Motorola’s Wireless Data Division.  Jason started his career with NCR in 1984, holds a Bachelor of Science degree in Business Administration from the University of Rhode Island and completed the AEA Stanford Executive Institute at the Stanford Graduate School of Business.  He is a director and a member of the audit and compensation committees of the Board of Directors of Epic Data Inc.

Mr. Cohenour assumes his new responsibilities on October 28.  He succeeds David Sutcliffe who has served as the company’s CEO since 1995, leading the company’s growth from annual revenues of under four hundred thousand dollars in 1994 to over two hundred million dollars in 2004.  Mr. Sutcliffe will, at the request of the Board of Directors, continue to serve the company in a non-management capacity as a member of the Board.

 “Leading the team at Sierra Wireless has been the highlight of my business career,” said David Sutcliffe, retiring President and Chief Executive Officer.  “I thank every member of our team for their support and contributions, and congratulate Jason on his well-earned promotion.”

Forward-Looking Statements

This press release contains forward-looking statements that are not promises or guarantees but are only predictions that relate to future events or our future performance or state other forward-looking information and are subject to substantial risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed, anticipated or implied by the forward-looking statements.  These forward-looking statements relate to, among other things, our revenue, earnings, and other financial guidance for the fourth quarter of fiscal 2005, plans, objectives and timing for the introduction or enhancement of our services and products, statements concerning strategies, developments, statements about future market conditions, supply conditions, channel and end customer demand conditions, projected or future revenues, gross margins, operating expenses, profits and other statements of expectations, intentions, objectives and plans that are not statements of historical facts.  When used in this press release, the words “may”, “plan”, “expect”, “believe”, “intends”, “anticipates”, “estimates”, “predicts” and similar expressions generally identify forward-looking statements.  Forward-looking statements reflect our current expectations.  The risks and uncertainties that may affect our actual results, performance or achievements are many and include, among others, our ability to develop, manufacture, supply and market new products that we do not produce today and that may not gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, and increased competition.  These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  These factors should be reviewed carefully and you should not place undue reliance on any forward-looking statements.  Unless otherwise required by applicable securities laws, Sierra Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Sierra Wireless

Sierra Wireless is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle.  Sierra Wireless develops and markets AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications and the MP line of rugged vehicle-mounted connectivity solutions For more information about Sierra Wireless, please visit www.sierrawireless.com.

“AirCard” and “Voq” are trademarks of Sierra Wireless, Inc.  Other product or service names mentioned herein may be the trademarks of their respective owners.

Conference Call and Instant Replay

We will host a conference call to discuss our third quarter results and this management change on October 27, 2005 at 2:30 PM PDT, 5:30 PM EDT.  To participate in this conference call, please dial the following toll free number approximately ten minutes prior to the commencement of the call:

1-800-765-7646   Passcode:  Not required

or

1-416-641-6670   Passcode:  Not required

Should you be unable to participate, Instant Replay will be available for seven business days following the conference call by dialing:

1-800-558-5253   Passcode:  21257167

or

1-416-626-4100   Passcode:  21257167

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN